

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 17, 2015

Arben Kryeziu
President and Chief Executive Officer
Code Rebel Corporation
77 Ho'okele Street, Suite 102
Kahului, Hawaii 96732

> **Re:** **Code Rebel Corporation**
> **Registration Statement on Form S-1**
> **Filed March 27, 2015**
> **File No. 333-203089**

Dear Mr. Kryeziu:

We have the following comments after reviewing your letter dated March 27, 2015 and the above-referenced filing. Unless otherwise noted, where we reference prior comments we are referring to our letter dated February 4, 2015.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Certain Relationships and Related Party Transactions, page 53

1. We note your response to prior comment 7 that the sales price of the office space you sold to Bump Networks was determined based on an opinion of the market value of the property provided by ACM Consultants, Inc. Please file a written consent of ACM Consultants as an exhibit to the registration statement or advise. Refer to Securities Act Rule 436(b). For additional guidance, please consider Question 141.02 of our Securities Act Sections Compliance and Disclosure Interpretations.

Report of Independent Registered Public Accounting Firm, page F-2

2. We note that the auditor's opinion references the financial reporting framework "accounting principles accepted in the United States of America." Please revise to include an auditor's report with an opinion referencing the financial reporting framework "accounting principles <u>generally</u> accepted in the United States of America." Refer to AU-C Section 700.A31.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Dave Edgar, Staff Accountant, at (202) 551-3459 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions regarding comments on the financial statements and related matters. Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3457 with any other questions. If you require further assistance, you may contact Barbara C. Jacobs, Assistant Director, at (202) 51-3735.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Spencer G. Feldman, Esq.
       Olshan Frome Wolosky LLP